Exhibit 54

Confidential

English Translation of Chinese Original

Supplemental Agreement to Share Purchase Agreement

In relation to

China Cord Blood Corporation

By and among

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership)

and

Golden Meditech Stem Cells (BVI) Company Limited

and

Golden Meditech Holdings Limited

Dated: November 14, 2017

This Supplemental Agreement to Share Purchase Agreement (this “Supplemental Agreement”) is made on November 14, 2017 (the “Execution Date”) by and among:

(1)         Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership), a limited partnership established and validly existing under the laws of the PRC with its uniform social credit code being 91320100MA1MXB228T (the “Purchaser”);

(2)         Golden Meditech Stem Cells (BVI) Company Limited, a limited liability company established and validly existing under the laws of the British Virgin Islands (the “Seller”); and

(3)         Golden Meditech Holdings Limited, a limited liability company established and validly existing under the laws of the Cayman Islands, and the sole shareholder of the Seller (the “Guarantor”).

The parties hereto each individually a “Party” or such “Party”, and collectively the “Parties”; and with respect to each other a “Party” or the other “Party”.

Whereas,

(A)                  The Purchaser, the Seller and the Guarantor entered into certain Share Purchase Agreement (the “Prior Agreement”) on December 30, 2016, pursuant to which the Parties reached agreements on the acquisition of the Target Assets (as defined in the Prior Agreement) by the Purchaser from the Seller.

(B)                  The Seller sent a notice to the Purchaser on September 26, 2017, informing the Purchaser that the conditions for giving effect to the Prior Agreement had been satisfied, and the closing conditions had been satisfied (or had been waived), and the Seller and the Purchaser shall proceed with the Closing of the sale and purchase of the Target Assets.

(C)                  In order to ensure a smooth consummation of the Closing of the Target Assets, the Purchaser, the Seller, and the Guarantor have agreed to amend certain provisions contained in the Prior Agreement after consultations.

NOW, THEREFORE, the Parties, upon consultations on an equal basis, hereby reached supplemental agreements as follows for mutual observance.

Article 1                       The Purchaser undertakes to the Seller and the Guarantor that the Purchaser will use its best efforts to procure the sale and purchase of the Target Assets to be consummated prior to December 31, 2017.  Accordingly,  the Asset Closing Date as stipulated in Article 2.3(1) of the Prior Agreement shall be changed to December 31, 2017 or a date as otherwise mutually agreed by the Parties.  “The twentieth (20th) Business Day following the Long Stop Date” as set forth in 2.4(5)a) of the Prior Agreement shall be changed to “December 31, 2017”.

The amended Article 2.3(1) shall be as follows:

“(1)                           Subject to this Agreement becoming effective in accordance with Section 7.2 and the continuous satisfaction or waiver of each of the Purchaser’s closing conditions as set forth in Section 3.2 and the Seller’s closing conditions as set forth in Section 3.3, the Asset Closing Date shall fall on December 31, 2017, or on a date as otherwise mutually agreed by the Parties.”

The amended Article 2.4(5)a) shall be as follows:

“if on or prior to December 31, 2017 the Purchaser has completed all the formalities required for outbound cross-border remittance of RMB or foreign exchange, the Purchaser and the Seller shall on or prior to the Asset Closing Date, sign and submit jointly to the Escrow Bank the documents for releasing the Escrow Money as required by the Escrow Agreement, so as to instruct the Escrow Bank to transfer the Escrow Money in full from the Golden Meditech Escrow Account to the Purchaser Escrow Account for it to be remitted abroad; or”

No amendment to the Prior Agreement by this Supplemental Agreement shall affect the rights and obligations of the Parties set forth in Article 2.4(4) of the Prior Agreement.  Subject to the terms as set forth above, the Prior Agreement shall remain unchanged except as expressly amended hereby.

Article 2                       If the Closing fails to occur on or prior to December 31, 2017, the Parties agree to postpone the Closing Date to January 31, 2018.  As the consideration of the Seller’s and the Guarantor’s consents to such postponement, the Purchaser agrees to pay or cause a third party designated by the Purchaser to pay a compensation amount equal to US$10 million (the “Compensation Amount”).  The Purchaser shall ensure the Compensation Amount to be paid to an account designated by the Seller on the date where the Escrow Money is released in accordance with the Prior Agreement or a date otherwise agreed upon by the Purchaser and the Seller, but in any event no later than January 31, 2018.

Article 3                       This Supplementary Agreement shall come into effect on the Execution Date.

Article 4                       If the Purchaser and the Seller fail to perform the Prior Agreement, as amended by Article 1 of this Supplemental Agreement, a result of the operation of the Applicable Law (as defined in the Prior Agreement) or due to the practice of the HKEx (as defined in the Prior Agreement), such non-performance shall not be deemed a default, in which case the Seller and the Purchaser agree that neither Party shall bring a claim against the other Party, and further agree that the Purchaser and the Seller shall perform their respective obligations and exercise their respective rights under the Prior Agreement in accordance with the terms thereof, as if the Prior Agreement had not been amended by this Supplemental Agreement.

Article 5                       This Supplementary Agreement shall be governed by the laws of the People’s Republic of China, and the Parties agree that any dispute arising out of or in connection with this Supplemental Agreement shall be submitted to the China International Economic and Trade Arbitration Commission (the “CIETAC”) for arbitration in Beijing in accordance with the arbitration rules of the CIETAC then in effect.

[Signature page follows]

(Signature Page to Supplemental Agreement to Share Purchase Agreement in relation to China Cord Blood Corporation)

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (Seal)

Legal Representative or Authorized Representative:	/s/ Ping Xu

Date: November 14, 2017

Golden Meditech Stem Cells (BVI) Company Limited (Seal)

Authorized Representative:	/s/ Yuen Kam

Date: Date: November 14, 2017

Golden Meditech Holdings Limited (Seal)

Authorized Representative:	/s/ Yuen Kam

Date: November 14, 2017